

Mail Stop 3030

November 24, 2008

<u>Via U.S. Mail and Facsimile to +972 3 5571789</u>

Eli Kramer
Chief Financial Officer
Ituran Location and Control Ltd.
3 Hashikma Street, Azuor
58001, ISRAEL

> **Re:** **Ituran Location and Control Ltd.**
> **Form 20F for the Fiscal-Year ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 001-32618**

Dear Mr. Kramer:

 We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year ended December 31, 2007

Item 15T. Controls and Procedures, page 80

1.   We see that you have concluded that your disclosure controls and procedures were effective as of December 31, 2007. However, we note that you have concluded that due to material weaknesses at two of your subsidiaries (Teleran Holdings Ltda. and its subsidiary Ituran Brazil) that your internal control over financial reporting was not effective as of December 31, 2007. Please tell us why the material weaknesses identified at your subsidiaries did not impact your disclosure controls and procedures conclusions of effectiveness as of December 31, 2007. In this regard we note you indicate on page 81 that you had "ineffective controls related to the process of internal review of the financial statements of our subsidiary, Ituran Brazil and segregation of duties" and the referenced weakness in your internal control over financial reporting could impact your public disclosures.

2.   Please tell us why these disclosures are in Item 15T rather than in Item 15 of Form 20-F.

Item 18. Financial Statements, page 89

Consolidated Statements of Cash Flows, page F-8

3.   We see you present a *net* $6.9 million outflow for a "Subsidiary no longer consolidated" as an investment activity in 2007. Please tell us why your presentation of this item in this statement is appropriate under SFAS 95 or other U.S. GAAP.

Note 1. Significant Accounting Policies, page F-10

R. Revenue Recognition, page F-16

4.   We note the disclosure on page 19 that you sell a stolen vehicle recovery "system" which includes an AVL end-unit that is installed in the vehicle, a net work of base stations and a control center. We also note on page 20 that each subscriber to the SVR services has one of your AVL end-units installed in their vehicle. Please describe for us in reasonable detail how you recognize revenue from transactions with customers who receive an AVL end-unit which is then installed in their vehicle and subsequently subscribe to your services. Please discuss for us the type of payments arrangements and contract terms associated with these sales. Tell us if end-units are separately priced and sold or can be used without the referenced subscription to your services. Please also tell us your considerations as to whether these system sales arrangements include multiple elements and should be accounted for under EITF 00-21. Finally, please highlight for us all other authoritative guidance that supports your accounting for these transactions.

Item 18. Financial Statements, page 89

Report of Independent Registered Public Accounting Firm, page F-42

5.   We note the reports on pages F-42 and 86 issued by Terco Grant Thornton, Sao Paulo, Brazil on the financial statements and the internal control over financial reporting of your subsidiary, Teleran Holdings Ltd. Both reports indicate that the auditors conducted their audits in accordance with "Brazilian generally accepted auditing standards, which are substantially equivalent to those established by the Public Company Accounting Oversight Board (United States of America)". Public Company Accounting Oversight Board (PCAOB) rules require the entire audit of a registrant to be conducted in accordance with PCAOB Standards. Where a principal auditor relies upon and makes reference to other auditors, the subsidiary audit reports filed under Rule 2-05 of Regulation S-X must also refer to compliance with PCAOB Standards in order to comply with PCAOB Auditing Standard No. 1. Please revise the filing to include financial statements for Teleran Holdings that have been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). See Auditing Standard No. 1 and Article 2 of Regulation S-X.

6.   In addition, we note that the report of Terco Grant Thornton covers each of the three years in the period ending December 31, 2007. We see that the audit opinion of Fahn Kanne & Co. appears to only rely on Terco Grant Thornton' s work for the two fiscal years ended December 31, 2007 and 2006. Please clarify for us why Terco Grant Thornton's audit report opines on the fiscal year ended December 31, 2005 if Fahn Kanne & Co. is not relying on that work. If Fahn Kanne & Co. is relying on Terco Grant Thornton's audit work for the fiscal year ended December 31, 2005, please tell us why its report does not indicate this reliance on the work of another auditor.

7.   We have been unable to verify that Mazars, Buenos Aires, Argentina is a Registered Public Accounting Firm with the Public Company Accounting Oversight Board (United States). As of October 31, 2008 the firm was not listed on the PCAOB's website as being registered. Please have Mazars confirm to us and provide verifiable proof that it is registered with the PCAOB. Otherwise, please revise the filing to provide audited financial statements of Ituran Argentina S.A that are audited in accordance with PCAOB standards by a independent public accounting firm registered with the PCAOB.

8.   In addition, the audit firm Mazars, Buenos Aires, Argentina is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may

refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. We may be unable to complete our review and accept the reports of Mazars, Buenos Aires, Argentina until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Mazars, Buenos Aires, Argentina should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Mazars, Buenos Aires, Argentina's plans to complete this process.

9. Please have Mazars and Terco Grant Thornton revise their reports on pages 86, 87, F-42 and F-43 to include the name of the firm directly below the auditor's signature. In addition, please have them explain to us why the reports are signed by the audit partner and not with the signature of the audit firm.

10. Please note that any amendments to the filing as a result of our comments must include the entire text of the Form 20-F Item that includes the revised disclosures.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eli Kramer
Ituran Location and Control Ltd.
November 24, 2008
Page 5

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

       Sincerely,

       Jay Webb
       Reviewing Accountant